EXHIBIT 20(A)

                         FOR:  Marker International

                 APPROVED BY:  Hank Tauber
                               President,
                               Chief Executive Officer
                               801-972-2100

FOR IMMEDIATE RELEASE
                CONTACT:       Investor Relations:
                               David Walke/Shannon Moody
                               Press: Michael McMullan
                               Morgen-Walke Associates
                               212-850-5600

               DNR AND MARKER SATISFIED WITH ARBITRATOR'S RULING
                            IN DISPUTE WITH TOM SIMS

     Salt Lake City, UT, December 3, 1997 -- Marker International (Nasdaq: MRKR) today announced that Phase I of the binding American Arbitration Association proceeding between DNR Sportsystem Ltd., the Company's 80% owned subsidiary, and Tom Sims, has resulted in a split decision which could result in an award of substantial damages to DNR. The proceeding resulted from Sims' September 1996 termination of DNR's 1991 License Agreement for use of the Sims trademark on snowboard products.

     The arbitrator ruled that while Sims had a basis for terminating the License Agreement for technical noncompliance, DNR is entitled to damages against Sims for failure to honor DNR's right of first refusal to purchase the Sims' trademarks. The right of first refusal entitled DNR to match the price and terms at which Sims sold his trademarks to a Boston investment bank in a complex merger deal in March of 1996.

     The arbitrator concluded that the soft boot/step-in binding system was developed by Marker, Tecnica and DNR without any drawings or concepts that Sims claimed to have provided, and that Marker is the owner of the step-in binding system.

     The arbitrator ruled that DNR committed various breaches of the License Agreement, primarily relating to defined sales percentages of Sims and non-Sims products prior to 1995, change in technical control of DNR, and Sims' option rights to purchase shares of DNR. The arbitrator denied Sims' claims that the quality of DNR's snowboards did not meet specified standards and that DNR's conduct after termination of the License Agreement constituted trademark infringement.

     The arbitrator indicated that he will hold a hearing on December 22, 1997 to schedule Phase II of the proceeding, which will determine the amount of damages DNR will recover for Sims' failure to honor DNR's right of first refusal and any damages due Sims for breaches of the License Agreement.

     Lucio Roffi, DNR's Chairman, commented, "We are confident that DNR is entitled to substantial damages. Sims' failure to honor DNR's right of first refusal led directly to the loss of current and future profits related to the sale of Sims products."

     Subsequent to the termination of the License agreement, DNR has continued the worldwide distribution of one of the snowboard industry's premier brand names, Santa Cruz, and introduced its own branded snowboard products. In addition, Marker has established its own snowboard sales force and distribution organization in the United States, Japan, Germany, Austria and Canada, and completed its snowboard production facility in Salt Lake City, Utah.

     Marker International, through its subsidiaries in the United States, Germany, Japan, Switzerland, Austria and Canada, is a leading designer, manufacturer and marketer of alpine ski bindings, snowboards and related products. Marker Ltd., the Company's soft goods subsidiary in the United States, designs distributes and markets outerwear, luggage and gloves. Marker Ltd. is also an exclusive licensee of the Salt Lake City Olympic Committee for the 2002 Olympic Winter Games and of the United States Olympic Committee for the 1998 Olympic Winter Games in Nagano, Japan.

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     Except for historical information contained herein, the
statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include a softening of retailer or consumer acceptance of the Company's products, pricing pressures and other competitive factors. These and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.